UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Information to be Included in Statements Filed Pursuant

to Rules 13d-1(b) and (c) and Amendments Thereto Filed

Pursuant to 13d-2(b)

Affymax, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

00826A 10 9

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00826A 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) JAFCO Life Science No. 1 Investment Enterprise Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Japan

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 662,602

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 662,602

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 662,602

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.45%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 00826A 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) JAFCO V-1(A) Venture Capital Investment Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Japan

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 99,390

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 99,390

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 99,390

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.67%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 00826A 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) JAFCO V-1(B) Venture Capital Investment Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Japan

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 165,650

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 165,650

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 165,650

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.11%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 00826A 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) JAFCO V-1 STAR Venture Capital Investment Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Japan

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 66,261

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 66,261

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 66,261

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.44%

12.	Type of Reporting Person (See Instructions) PN

Item 1.
	(a)	Name of Issuer Affymax, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 4001 Miranda Ave., Palo Alto, CA 94304

Item 2.
(a)

Name of Person Filing
This statement is being filed by JAFCO Life Science No.1 Investment Enterprise Partnership, (“JAFCO Life Science”), JAFCO V-1(A) Venture Capital Investment Limited Partnership (“JAFCO V-1(A)”), JAFCO V-1(B) Venture Capital Investment Limited Partnership (“JAFCO V-1(B)”) and JAFCO V-1 STAR Venture Capital Investment Limited Partnership (“JAFCO V-1 STAR”) (collectively, the “Reporting Persons”).

	(b)	Address of Principal Business Office or, if none, Residence Tekko Building, 1-8-2 Marunouchi, Chiyoda-ku, Tokyo 100-0005, Japan
	(c)	Citizenship JAFCO Life Science: Japan JAFCO V-1(A): Japan JAFCO V-1(B): Japan JAFCO V-1 STAR: Japan
	(d)	Title of Class of Securities Common Stock, par value $0.001 per share
	(e)	CUSIP Number 00826A 10 9

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: JAFCO Life Science: 662,602 JAFCO V-1(A): 99,390 JAFCO V-1(B): 165,650 JAFCO V-1 STAR: 66,261
(b) Percent of class: JAFCO Life Science: 4.45% JAFCO V-1(A): 0.67% JAFCO V-1(B): 1.11% JAFCO V-1 STAR: 0.44%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote JAFCO Life Science: 662,602 JAFCO V-1(A): 99,390 JAFCO V-1(B): 165,650 JAFCO V-1 STAR: 66,261
(ii) Shared power to vote or to direct the vote -0-
(iii) Sole power to dispose or to direct the disposition of JAFCO Life Science: 662,602 JAFCO V-1(A): 99,390 JAFCO V-1(B): 165,650 JAFCO V-1 STAR: 66,261
(iv) Shared power to dispose or to direct the disposition of -0-

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
See Exhibit 1.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2007
JAFCO Life Science No.1 Investment Enterprise Partnership

	By:	JAFCO Co., Ltd., its Executive Partner

	By:	/s/ Nonuo Fukada
	Name:	Nonuo Fukuda
Title:	Group Officer, JAFCO Co., Ltd.

JAFCO V-1(A) Venture Capital Investment Limited Partnership

	By:	JAFCO Co., Ltd., its General Partner

	By:	/s/ Nonuo Fukada
	Name:	Nonuo Fukuda
	Title:	Group Officer, JAFCO Co., Ltd.

JAFCO V-1(B) Venture Capital Investment Limited Partnership

	By:	JAFCO Co., Ltd., its General Partner

	By:	/s/ Nonuo Fukada
	Name:	Nonuo Fukuda
	Title:	Group Officer, JAFCO Co., Ltd.

JAFCO V-1 STAR Venture Capital Investment Limited Partnership

	By:	JAFCO Co., Ltd., its General Partner

	By:	/s/ Nonuo Fukada
	Name:	Nonuo Fukuda
	Title:	Group Officer, JAFCO Co., Ltd.

Exhibit 1

Identification and Classification of Members of the Group

JAFCO Life Science No.1 Investment Enterprise Partnership, JAFCO V-1(A) Venture Capital Investment Limited Partnership, JAFCO V-1(B) Venture Capital Investment Limited Partnership and JAFCO V-1 STAR Venture Capital Investment Limited Partnership are filing this statement on Schedule 13G as a group.

JAFCO Life Science No.1 Investment Enterprise Partnership is a partnership organized under the laws of Japan.  JAFCO Co., Ltd. is the executive partner of JAFCO Life Science.

JAFCO V-1(A) Venture Capital Investment Limited Partnership is a limited partnership organized under the laws of Japan.  JAFCO Co., Ltd. is the general partner of JAFCO V-1(A).

JAFCO V-1(B) Venture Capital Investment Limited Partnership is a limited partnership organized under the laws of Japan.  JAFCO Co., Ltd. is the general partner of JAFCO V-1(B).

JAFCO V-1 STAR Venture Capital Investment Limited Partnership is a limited partnership organized under the laws of Japan.  JAFCO Co., Ltd. is the general partner of JAFCO V-1 STAR.